Davenport SAF-T Systems

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-76,880.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2000 Accounts Payable	-635.00
2100 Trustone VISA xx8000	5,938.84
2200 Unearned Revenue	74,800.01
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**80,103.85**
Net cash provided by operating activities	**$3,223.29**
FINANCING ACTIVITIES	
3000 Retained Earnings	16,041.78
3100 Partners Capital	-15,906.78
3200 Partners Distribution	-2,800.00
Net cash provided by financing activities	**$ -2,665.00**
NET CASH INCREASE FOR PERIOD	**$558.29**
Cash at beginning of period	235.22
CASH AT END OF PERIOD	**$793.51**